EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

March 20, 2015	TS Trading Symbol: LVN Berlin & Frankfurt: LO9 OTCQX: LVNVF

LEVON RESOURCES LTD. ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE SCIVAC LTD.

Levon Resources Ltd. ("Levon") (TSX:LVN, USOTCQX: LVNVF) and SciVac Ltd. ("SciVac") announced today that they have entered into an arrangement agreement pursuant to which Levon will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "Arrangement").

“I am excited to announce this transaction with SciVac, as I believe it will generate tremendous value for Levon shareholders,” stated Ron Tremblay, President and Chief Executive Officer of Levon. “In a difficult market for resource issuers, we have chosen to preserve capital while seeking to identify alternatives to create shareholder value. The acquisition of SciVac gives Levon ownership of Sci-B-Vac™, a commercial stage, potentially best in class hepatitis B vaccine which could address a significant market opportunity. Levon shareholders will also maintain an interest in Levon’s existing business and assets by receiving shares of a newly formed company which will hold Levon’s existing resource assets.”

Pursuant to the Arrangement, Levon shareholders will receive one new common share of Levon (each a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of Levon (each a "Levon Share") held by them. Upon closing of the Arrangement, Levon shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac Shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, Levon will retain CAD $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco. At the closing of the Arrangement, Levon expects that in addition to holding all of Levon’s mineral properties, including Levon’s flagship Cordero Project, SpinCo will have approximately $20.1M in working capital, including approximately $3M in cash, a $1.1M convertible debenture as well as 35,178,572 shares of Pershing Gold Corporation with current estimated value of $16M. SpinCo will also hold a $2M Mexican value added tax receivable that Levon expects will be recovered. The total of 22.1M represents approximately 48% of Levon's working capital as at December 31, 2014.

“SciVac is pleased to announce this transaction with Levon in furtherance of our goal of expanding market opportunities for SciVac products in development, including Sci-B-Vac, our third-generation hepatitis B vaccine,” said Dr. Curtis Lockshin, Chief Executive Officer for SciVac. "Sci-B-Vac has already been approved in several countries, including Israel, where it has been provided to hundreds of thousands of newborn children. We intend to pursue marketing approvals for Sci-B-Vac in the United States and other territories worldwide, initially focused on at-risk populations such as End-Stage Renal Disease and HIV patients. In addition, we believe the transaction will permit SciVac to cultivate a pipeline of other therapeutics, utilizing novel treatment approaches in various disease areas with unmet needs.”

SciVac is currently a privately owned company, of which approximately 45% of the shares are owned by OPKO Health, Inc. (NYSE: OPK). OPKO’s CEO and Chairman, Dr. Phillip Frost, commented, “This transaction with Levon presented an opportunity to unlock meaningful value for OPKO shareholders via OPKO’s ownership interest in SciVac. SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a superior next generation hepatitis B vaccine. Sci-B-Vac has received approval for use in ten countries including Israel, where it captures half the market for neonatal hepatitis B vaccinations, and is offered to adults who do not respond to competing hepatitis B vaccines. It appears positioned to expand the billion dollar global hepatitis B vaccine market upon successful completion of the FDA approval process.”

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The board of directors of Levon has unanimously approved the transaction and all directors and officers of Levon, collectively holding approximately 10.08% of the number of Levon Shares and 76.94% of the number of options to purchase Levon Shares (the "Levon Options") anticipated to be entitled to vote at a special meeting to consider the Arrangement, have agreed to vote in favour of the Arrangement.

Arrangement Details

The Arrangement will be effected by way of a court-approved plan of arrangement and will require the approval of at least 2/3 of the votes cast by Levon's shareholders and optionholders at a special meeting expected to take place in April 2015 (the "Meeting"). The transaction is also subject to applicable regulatory approvals, including approval of the TSX, and the satisfaction of certain closing conditions customary in transactions of this nature.

The Arrangement will result, through a series of transactions, in:

•	Levon shareholders receiving one New Levon Share and 0.5 of a Spinco Share for each Levon share currently held by them;

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holders of SciVac Shares receiving that number of New Levon Shares representing 68.4% of the issued and outstanding New Levon Shares in exchange for the acquisition by Levon of all of the issued and outstanding SciVac Shares;

•	the change of Levon's name to "SciVac Inc."; and

•	the change of Spinco's name to "Levon Resources Ltd."

Holders of outstanding Levon stock options may exercise their options until the effective time of the Arrangement, at which time they will be cancelled.

On completion of the Arrangement, Spinco will own and operate the existing business of Levon and Levon will own and operate the existing business of SciVac. Levon shareholders who receive New Levon Shares and Spinco Shares under the Arrangement will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac Shares holding the remaining 68.4% of the issued and outstanding New Levon Shares.

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After taking into consideration, among other things, the terms of the Arrangement, the unanimous recommendation of a special committee of Levon directors established to review the Arrangement and discussions with its legal and financial advisors, Levon's board of directors has unanimously concluded that the Arrangement is in the best interests of Levon and has approved the Arrangement. Levon’s board of directors intends to recommend in the management information circular to be mailed in connection with the Meeting that Levon's shareholders and optionholders vote in favour of the Arrangement.

Subject to SciVac's right to match, Levon's board of directors may terminate the arrangement agreement in favour of an unsolicited superior proposal upon payment of a US$1 million break fee to SciVac.

Advisors

Levon's legal counsel is Stikeman Elliott LLP and Dorsey & Whitney LLP. Cassel Salpeter & Co., LLC is Levon’s financial advisor.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

About SciVac Ltd.

SciVac Ltd., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. SciVac’s flagship product Sci-B-Vac is a recombinant 3rd generation hepatitis B vaccine. SciVac also offers contract development and manufacturing services to the life sciences and biotechnology markets.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

_____________________________

Ron Tremblay

President and Chief Executive Officer

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Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, include, but are not limited to, statements regarding the completion of the Arrangement and the various steps thereto, the mailing of a management information circular in connection with the Meeting and the holding of the Meeting and are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

The securities to be issued pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States and may not be offered or sold absent such registration or an available exemption from such registration requirements. The securities in the Arrangement are anticipated to be offered and sold pursuant to the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and pursuant to similar exemptions under any applicable securities laws of any state of the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

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